Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333- 286998

Relating to the

Preliminary Prospectus Supplements

Dated May 13, 2026

(To Prospectus Dated May 15, 2025)

	CONTACT:	Scott B. Flaherty

EVP & Chief Financial Officer

NEWS RELEASE		(561) 413-0112

Willis Lease Finance Corporation Prices Upsized Convertible Senior Notes Offering and

Borrowed Common Stock Offering to Facilitate Hedging Transactions

COCONUT CREEK, FL, May 13, 2026 – Willis Lease Finance Corporation (NASDAQ: WLFC) (the “Company”), the leading lessor of commercial aircraft engines and global provider of aviation services, announced today the pricing of its public offering (the “Notes Offering”) of $200.0 million aggregate principal amount of 2.50% convertible senior notes due 2031 (the “Notes”), for total net proceeds of approximately $193.1 million, after deducting underwriting discounts and other estimated offering expenses. The offering size was increased from the previously announced offering size of $175.0 million. The Company also granted the underwriters of the Notes a 30-day option to purchase up to an additional $30.0 million principal amount of Notes, solely to cover over-allotments, if any. The Company currently intends to use the net proceeds from the issuance of the Notes to temporarily repay amounts outstanding under the Company’s revolving credit facility until deployed for general corporate purposes. The Notes Offering is expected to close on May 18, 2026, subject to satisfaction of customary closing conditions.

Morgan Stanley & Co. LLC, BofA Securities and Deutsche Bank Securities Inc. are acting as joint book-running managers for the Notes Offering.

The Notes will be senior, unsecured obligations of the Company, will accrue interest payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026, and will mature on May 15, 2031, unless earlier repurchased, redeemed or converted. Noteholders will have the right to convert their Notes in certain circumstances and during specified periods based on the applicable conversion rate. The Company will settle conversions of Notes by paying or delivering, as applicable, cash or a combination of cash and shares of its common stock, at its election. The initial conversion rate is 3.7202 shares of common stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $268.80 per share of common stock. The initial conversion price represents a premium of approximately 40.0% above the public offering price of the Company’s common stock in the Concurrent Delta Offering described below.

The Notes will be redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after May 21, 2029 and on or before the 41st scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of its common stock exceeds 130% of the conversion price for a specified period of time. The Company may not redeem less than all of the outstanding Notes unless the excess of the principal amount of the Notes outstanding as of the time the Company sends the related redemption notice over the aggregate principal amount of the Notes subject to such redemption is at least $75.0 million.

If a “fundamental change” (which will be defined in the indenture that will govern the Notes to include certain change-of-control events and the delisting of the Company’s common stock) occurs, then, subject to a limited exception, noteholders may require the Company to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Concurrently with the Notes Offering, Morgan Stanley & Co. LLC, acting on behalf of itself and/or its affiliates (in such capacity, the “delta underwriter”) is offering and selling short, in a separate, underwritten public offering under the Act, 281,250 shares of the Company’s common stock to be borrowed from non-affiliate third parties to facilitate hedging transactions by certain investors subscribing for the Notes (the “Concurrent Delta Offering”). The delta underwriter will initially offer the shares of the Company’s common stock directly to the public at a price of $192.00 per share of the Company’s common stock and may subsequently offer the shares of the Company’s Common Stock for sale in one or more transactions on the Nasdaq Global Market, in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices at the time of sale, at prices related to prevailing market prices or at negotiated prices. No new shares of the Company’s common stock will be issued, and the Company will not receive the proceeds from the short sale of its common stock. The Concurrent Delta Offering is scheduled to close on May 18, 2026, subject to customary closing conditions.

The Concurrent Delta Offering and Notes Offering are contingent upon one another.

The Notes Offering will be made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025 (the “Registration Statement”) and a prospectus supplement. The Notes Offering will be made only by means of a prospectus supplement and an accompanying prospectus. The Concurrent Delta Offering will be made pursuant to the Registration Statement and a prospectus supplement. The Concurrent

Delta Offering will be made only by means of a prospectus supplement and an accompanying prospectus. A copy of the preliminary prospectus supplements, together with the accompanying prospectuses and the Registration Statement relating to each offering, when available, may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplements (or, when available, the final prospectus supplement), together with the accompanying prospectuses relating to each offering, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, email: prospectus@morganstanley.com, and a copy of the preliminary prospectus supplement (or, when available, the final prospectus supplement), together with the accompanying prospectus relating to the Notes Offering, may also be obtained from BofA Securities, 201 North Tryon Street, Charlotte, North Carolina 28255, Attention: Prospectus Department, email: dg.prospectus_requests@bofa.com, and from Deutsche Bank Securities Inc., Attention: Prospectus Department, 1 Columbus Circle, New York, New York 10019, telephone: 800-503-4611, email: prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Willis Lease Finance Corporation

Willis Lease Finance Corporation leases large and regional spare commercial aircraft engines and aircraft to airlines, aircraft engine manufacturers and maintenance, repair, and overhaul providers worldwide. These leasing activities are integrated with engine and aircraft trading, engine lease pools, and asset management services through Willis Mitsui & Co. Asset Management Limited, as well as various end-of-life solutions for engines and aviation materials provided through Willis Aeronautical Services, Inc. Through Willis Engine Repair Center®, Jet Centre by Willis, and Willis Aviation Services Limited, the Company’s service offerings include Part 145 engine maintenance, aircraft line and base maintenance, aircraft disassembly, parking and storage, airport FBO and ground and cargo handling services.

Except for historical information, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties. Do not unduly rely on forward-looking statements, which give only expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them to reflect any change in the Company’s expectations or any change in events, conditions, or circumstances on which the forward-looking statement is based, except as required by law. The Company’s actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to: the effects on the airline industry and the global economy of events such as war, terrorist activity and the COVID-19 pandemic; changes in oil prices, rising inflation and other disruptions to world markets; trends in the airline industry and the Company’s ability to capitalize on those trends, including growth rates of markets and other economic factors; risks associated with owning and leasing jet engines and aircraft; the Company’s ability to successfully negotiate equipment purchases, sales and leases, to collect outstanding amounts due and to control costs and expenses; changes in interest rates and availability of capital, both to the Company and its customers; the Company’s ability to continue to meet changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting standards and taxes; the market value of engines and other assets in the Company’s portfolio; and risks detailed in the Company’s Annual Report on Form 10-K and other continuing and current reports filed with the Securities and Exchange Commission. It is advisable, however, to consult any further disclosures the Company makes on related subjects in such filings. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.